Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and six months ended June 30, 2021 and 2020

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents		$1,242,984	$763,430
Short-term investments		3,825	2,000
Trade and other receivables	5	55,866	56,795
Inventories	6	38,818	28,522
Prepaid expenses and other current assets		3,830	3,568

Total current assets		1,345,323	854,315
Non-current assets:
Property, plant and equipment	7	52,722	49,334
Intangible assets	8	3,835	3,764
Goodwill		40,277	40,277
Investments	9	26,919	27,566
Other non-current assets		363	343
Total assets		$1,469,439	$975,599
Liabilities and Equity
Current liabilities:
Trade and other payables	10	$32,698	$29,877
Deferred revenue	11	12,097	9,888
Provisions and other current liabilities	12	8,766	9,635
Current lease liabilities	13	3,045	2,691

Total current liabilities		56,606	52,091
Non-current liabilities:
Non-current lease liabilities	13	15,248	15,182
Deferred gain on finance lease liability	13	1,526	1,734
Provisions and other non-current liabilities	12	1,836	1,764
Employee future benefits		3,999	3,941
Total liabilities		79,215	74,712
Equity:
Share capital	14	2,415,794	1,884,735
Contributed surplus	14	288,395	290,761
Accumulated deficit		(1,315,068)	(1,275,516)
Foreign currency reserve		1,103	907
Total equity		1,390,224	900,887
Total liabilities and equity		$1,469,439	$975,599
See accompanying notes to condensed consolidated interim financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020
			Restated *		Restated *

Revenues:
Product and service revenues	15	$24,961	$25,783	$42,580	$49,665
Cost of product and service revenues		21,175	20,272	36,171	39,119
Gross margin		3,786	5,511	6,409	10,546

Operating expenses:
Research and product development		14,761	8,109	25,726	16,194
General and administrative		6,383	3,358	10,536	8,205
Sales and marketing		3,173	1,954	5,917	3,955
Other expense	16	82	63	187	281
Total operating expenses		24,399	13,484	42,366	28,635

Results from operating activities		(20,613)	(7,973)	(35,957)	(18,089)
Finance income and other	17	3,276	550	4,098	408
Finance expense	17	(330)	(316)	(646)	(660)
Net finance income (loss)		2,946	234	3,452	(252)

Equity in loss of investment in joint venture and associates	9 & 19	(4,243)	(2,939)	(7,197)	(5,424)
Loss before income taxes		(21,910)	(10,678)	(39,702)	(23,765)

Income tax expense		(3)	(67)	(14)	(83)
Net loss from continuing operations for the period		(21,913)	(10,745)	(39,716)	(23,848)

Net income (loss) from discontinued operations for the period	18	—	(687)	164	(1,087)
Net loss for the period		$(21,913)	$(11,432)	$(39,552)	$(24,935)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		555	65	196	(771)
Total comprehensive loss for the period		$(21,358)	$(11,367)	$(39,356)	$(25,706)

Basic and diluted loss per share
Continuing operations		$(0.07)	$(0.04)	$(0.14)	$(0.10)
Discontinued operations		0.00	0.00	0.00	0.00
Loss per share for the period		$(0.07)	$(0.04)	$(0.14)	$(0.10)
Weighted average number of common shares outstanding		297,568,681	243,764,611	292,914,927	239,486,163

* Comparative information has been restated due to a discontinued operation (note 18).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2020	282,078,177	$1,884,735	$290,761	$(1,275,516)	$907	$900,887
Net loss	—	—	—	(39,552)	—	(39,552)
Equity offerings (note 14)	14,870,000	527,291	—	—	—	527,291
DSUs redeemed (note 14)	46,388	127	(1,417)	—	—	(1,290)
RSUs redeemed (note 14)	152,001	571	(4,856)	—	—	(4,285)
Options exercised (note 14)	456,846	3,070	(966)	—	—	2,104
Share-based compensation (note 14)	—	—	4,873	—	—	4,873
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	196	196
Balance, June 30, 2021	297,603,412	$2,415,794	$288,395	$(1,315,068)	$1,103	$1,390,224

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2019	234,514,326	$1,182,660	$290,640	$(1,223,850)	$813	$250,263
Net loss	—	—	—	(24,935)	—	(24,935)
Equity offerings (note 14)	8,197,625	64,713	—	—	—	64,713
DSUs redeemed (note 14)	7,608	14	(78)	—	—	(64)
RSUs redeemed (note 14)	277,727	550	(3,099)	—	—	(2,549)
Options exercised (note 14)	1,292,144	5,206	(1,825)	—	—	3,381
Share-based compensation (note 14)	—	—	2,690	—	—	2,690
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(771)	(771)
Balance, June 30, 2020	244,289,430	$1,253,143	$288,328	$(1,248,785)	$42	$292,728
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2021	2020
Cash provided by (used in):
Operating activities:
Net loss for the period		$(39,552)	$(24,935)
Adjustments for:
Depreciation and amortization		4,313	3,230
Impairment loss on trade receivables	16 & 22	49	250
Unrealized loss on forward contracts		342	977
Equity in loss of investment in joint venture and associates	9 & 19	7,197	5,424
Accretion on decommissioning liabilities	12	73	(66)
Employee future benefits		65	112
Employee future benefits plan contributions		(7)	(67)
Share-based compensation	14	4,873	2,690
		(22,647)	(12,385)
Changes in non-cash working capital:
Trade and other receivables		1,036	6,931
Inventories		(10,296)	(5,096)
Prepaid expenses and other current assets		(623)	(1,078)
Trade and other payables		(2,317)	(8,997)
Deferred revenue		2,209	(4,873)
Warranty provision		(880)	550
		(10,871)	(12,563)
Cash used in operating activities		(33,518)	(24,948)

Investing activities:
Net increase in short-term investments	22	(1,844)	—
Additions to property, plant and equipment		(5,857)	(6,852)
Investment in other intangible assets	8	(747)	—
Investment in joint venture and associates	9 & 19	(6,051)	(12,876)
Cash used in investing activities		(14,499)	(19,728)

Financing activities:
Principal payments of lease liabilities	13	(1,384)	(1,151)
Net proceeds on issuance of share capital from stock option exercises	14	2,104	3,381
Net proceeds on issuance of share capital from equity offering	14	527,291	64,713
Cash provided by financing activities		528,011	66,943

Effect of exchange rate fluctuations on cash and cash equivalents held		(440)	204

Increase in cash and cash equivalents		479,554	22,471
Cash and cash equivalents, beginning of period		763,430	147,792
Cash and cash equivalents, end of period		$1,242,984	$170,263

Supplemental disclosure of cash flow information (note 20).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2021 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:

(a)    Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2020 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on August 5, 2021.

(b)    Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•Financial assets classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI); fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):

(d)    Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) of trade receivables, and employee future benefits. These estimates and judgments are discussed further in note 4.

(e)    Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Significant accounting policies:

Except as described below, the accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2020.

Effective January 1, 2021, a number of new standards and interpretations became effective. However, these new standards and interpretations did not have a material impact on the Corporation's financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)Revenue recognition:
On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

i.The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
ii.The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.
(b)Asset impairment:
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(b)    Asset impairment (cont'd):

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s cash generating units.

(c)    Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.
(d)    Inventory provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provisions are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
(e)    Financial assets including impairment of trade and other receivables:

An Expected Credit Loss ("ECL") model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets that are measured at amortized cost and subject to the ECL model consist primarily of trade and other receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

•12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(e)    Financial assets including impairment of trade and other receivables (cont'd):

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in profit or loss.

(f)    Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

5.    Trade and other receivables:

	June 30,	December 31,
	2021	2020
Trade accounts receivable	$24,451	$29,252
Other receivables	5,941	5,269
Contract assets	25,474	22,274
	$55,866	$56,795

Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at June 30, 2021 for engineering services and technology transfer services.

June 30,
Contract assets	2021
At January 1, 2021	$22,274
Additions to contract assets	13,509
Invoiced during the period	(10,309)
At June 30, 2021	$25,474

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.    Trade and other receivables (cont'd):
Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 22.
Other receivables
Included in other receivables is the following accrual. During the three and six months ended June 30, 2021, the Corporation recognized approximately $1,400,000 and $3,900,000, respectively, of government financial assistance under the Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy ("CERS") programs, for which $1,300,000 has been accrued in other receivables as at June 30, 2021. The government financial assistance received under the CEWS and CERS programs is recognized as a reduction of operating expenses in the consolidated statement of loss and comprehensive loss.

6.    Inventories:

During the three and six months ended June 30, 2021, the write-down of inventories to net realizable value amounted to $552,000 and $659,000 (2020 – $1,073,000) and the reversal of previously recorded write-downs amounted to $7,000 and $38,000 (2020 – $381,000 and $385,000), resulting in a net write-down of $545,000 and $621,000 (2020 – $692,000 and $688,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	June 30,	December 31,
	2021	2020
Property, plant and equipment owned	$39,924	$36,560
Right-of-use assets	12,798	12,774
	$52,722	$49,334

Property, plant, and equipment owned:

	June 30,	December 31,
Net carrying amounts	2021	2020
Computer equipment	$1,377	$1,846
Furniture and fixtures	721	657
Leasehold improvements	1,497	1,558
Production and test equipment	36,329	32,499
	$39,924	$36,560

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment, and vehicles (note 13).

	June 30,	December 31,
Net carrying amounts	2021	2020
Property	$12,606	$12,537
Equipment	106	121
Vehicle	86	116
	$12,798	$12,774

8.    Intangible assets:

	June 30,	December 31,
	2021	2020
Intellectual property acquired from United Technology Corporation	$298	$522
ERP management reporting software system	3,537	3,242
	$3,835	$3,764

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2020	$60,409	$54,722	$5,687
Additions to intangible assets	246	—	246
Amortization expense	—	1,657	(1,657)
Disposals	(800)	(288)	(512)
At December 31, 2020	59,855	56,091	3,764
Additions to intangible assets	747	—	747
Amortization expense	—	676	(676)
At June 30, 2021	$60,602	$56,767	$3,835

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and six months ended June 30, 2021, amortization expense of $337,000 and $676,000, respectively, (2020 - $428,000 and $855,000) was recorded.

Additions of $747,000 to intangible assets in 2021 comprise a new Phase 3 of enhancements to the ERP management reporting software system. Additions of $246,000 to intangible assets in 2020 comprise a Manufacturing Execution System to enhance the capabilities of the ERP management reporting software system.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments:

	June 30,	December 31,
	2021	2020
Investment in Synergy Ballard JVCo	$—	$—
Investment in Weichai Ballard JV	26,919	27,561
Other	—	5
	$26,919	$27,566

For the three and six months ended June 30, 2021, the Corporation recorded $4,243,000 and $7,197,000, respectively, (2020 - $2,939,000 and $5,424,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV") of $4,203,000 and $7,157,000 (2020 - $ 2,859,000 and $5,344,000) and equity loss in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") of $40,000 (2020 - $80,000).
Investment in Weichai Ballard JV

	June 30,	December 31,
Investment in Weichai Ballard JV	2021	2020
Beginning balance	$27,561	$21,642
Capital contribution to JV	6,051	22,515
Deferral of 49% profit on inventory not yet sold to third party, net	(196)	(5,759)
Equity in loss	(7,157)	(12,495)
Cumulative translation adjustment due to foreign exchange	660	1,658
Ending balance	$26,919	$27,561
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the three and six months ended June 30, 2021, the Corporation made committed capital contributions of $3,037,000 and $6,051,000, respectively, (RMB 19,600,000 and RMB 39,200,000 equivalent) (2020 - $6,410,000 and $12,876,000 (RMB 45,325,000 and RMB 90,650,000 equivalent)) to Weichai Ballard JV.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of June 30, 2021, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

	June 30,	December 31,
	2021	2020
Percentage ownership interest (49%)
Current assets	$107,735	$102,083
Non-current assets	204	178
Current liabilities	(33,456)	(26,701)
Non-current liabilities	(2,377)	(2,610)
Net assets (100%)	72,106	72,950
Corporation's share of net assets (49%)	35,332	35,746
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(8,737)	(8,509)
Carrying amount of investment in Weichai Ballard JV	$26,919	$27,561

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments (cont'd):
Investment in Weichai Ballard JV (cont'd)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue (100%)	$5,084	$9,334	$5,245	$9,334
Net loss (100%)	8,577	5,835	14,604	10,906
Corporation's share of net loss (49%)	$4,203	$2,859	$7,157	$5,344
At June 30, 2021, as specified in the Equity Joint Venture Agreement, the Corporation is committed to future capital contributions to Weichai Ballard JV as follows:

Less than one year (RMB 82,075,000)	$12,713
One to three years (RMB 20,825,000)	3,226
Total capital contributions (RMB 102,900,000)	$15,939
Investment in Synergy Ballard JVCo

	June 30,	December 31,
Investment in Synergy Ballard JVCo	2021	2020
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	40	62
Equity in loss	(40)	(62)
Ending balance	$—	$—
Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest. During the three and six months ended June 30, 2021, the Corporation made committed capital contributions of $nil (2020 - $nil) to Synergy Ballard JVCo.

10.    Trade and other payables:

	June 30,	December 31,
	2021	2020
Trade accounts payable	$13,490	$9,070
Compensation payable	12,077	14,417
Other liabilities	6,333	5,306
Taxes payable	798	1,084
	$32,698	$29,877

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

11.    Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	June 30,	December 31,
Deferred revenue	2021	2020
Beginning balance	$9,888	$20,156
Additions to deferred revenue	10,451	43,166
Revenue recognized during the period	(8,242)	(53,434)
Ending balance	$12,097	$9,888

12.    Provisions and other liabilities:

	June 30,	December 31,
	2021	2020
Restructuring provision (note 16)	$21	$10
Warranty provision	8,745	9,625
Current	$8,766	$9,635

Decommissioning liabilities provision	$1,836	$1,764
Non-Current	$1,836	$1,764

Other: Decommissioning liabilities

    A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at June 30, 2021, total decommissioning liabilities amounted to $1,836,000 (December 31, 2020 - $1,764,000), resulting from accretion of $73,000 (2020 - $(66,000)).

13.    Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 6.85% per annum and expire between May 2022 and June 2032.

	June 30,	December 31,
	2021	2020
Property	$2,970	$2,613
Equipment	30	29
Vehicle	45	49
Lease Liability, Current	$3,045	$2,691

Property	$15,120	$15,017
Equipment	85	98
Vehicle	43	67
Lease Liability, Non-Current	$15,248	$15,182

Lease Liability	$18,293	$17,873

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Lease liability (cont'd):

During the three months ended June 30, 2021, the Corporation made principal payments on lease liabilities totalling $1,384,000 (2020 - $1,151,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	June 30,
2021
Less than one year	$4,208
Between one and five years	13,920
More than five years	4,019
Total undiscounted lease liabilities	$22,147

IFRS 16 Leases had the following impact for the six months ended June 30, 2021.

June 30,
Amounts recognized in profit or loss	2021
Interest on lease liabilities	$618
Income from sub-leasing right-of-use assets	876
Expenses relating to short-term leases	81

Amounts recognized in the statement of cash flows
Interest paid	$618
Principal payments of lease liabilities	1,384
Expenses relating to short-term leases	81
Total cash outflow for leases	$2,083

Deferred gains on closing of finance lease agreements are amortized over the lease term. At June 30, 2021, the outstanding deferred gain was $1,526,000 (December 31, 2020 – $1,734,000).

14.    Equity:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Option Expense	$1,547	$1,123	$3,050	$1,782
DSU Expense	293	77	452	152
RSU Expense	695	352	1,371	671
Total Share-based Compensation for continuing operations (per statement of loss)	$2,535	$1,552	$4,873	$2,605
Discontinued operations	—	43	—	85
Total Share-based Compensation (per statement of equity)	$2,535	$1,595	$4,873	$2,690

(a)    Share capital:

On February 23, 2021, the Corporation completed a bought deal offering with a syndicate of financial institutions for 14,870,000 shares of the Corporation at $37.00 per share, resulting in gross offering proceeds of $550,190,000 and net offering proceeds of $527,291,000.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Equity (cont'd):

(a)    Share capital (cont'd):

Shares Transacted	14,870,000
Average Share Price	$37.00
Gross offering proceeds	$550,190
Less: Underwriting expenses	(22,186)
Less: Other financing expenses	(713)
Net offering proceeds	$527,291

During the six months ended June 30, 2021, the Corporation filed a short form base shelf prospectus ("Prospectus"), which provides the flexibility to make offerings of securities up to an aggregate initial offering price of $1,500,000,000 during the effective period of the Prospectus, until April 2023.

At June 30, 2021, 297,603,412 common shares were issued and outstanding.

(b)    Share options:

Options for common shares
At January 1, 2021	4,149,639
Options granted	383,456
Options exercised	(456,846)
Options cancelled	(55,226)
At June 30, 2021	4,021,023
During the three and six months ended June 30, 2021, compensation expense of $1,547,000 and $3,050,000, respectively, (2020 – $1,123,000 and $1,782,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.
During the three and six months ended June 30, 2021, 123,010 and 456,846 (2020 – 679,906 and 1,292,144) options were exercised for a equal amount of common shares for proceeds of $528,000 $2,104,000, respectively (2020 – $1,841,000 and $3,381,000).
During the three and six months ended June 30, 2021, options to purchase 71,972 and 383,456 (2020 – nil and 1,351,919) common shares were granted with a weighted average fair value of $1.66 and $12.17, respectively (2020 – $4.91). All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Six months ended June 30,
	2021	2020
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	67%	61%
Risk-free interest rate	1%	1%

As at June 30, 2021, options to purchase 4,021,023 common shares were outstanding (2020 - 4,161,632).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Equity (cont'd):

(c)    Deferred share units:

DSUs for common shares
At January 1, 2021	820,031
DSUs granted	19,266
DSUs exercised	(99,761)
At June 30, 2021	739,536

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation. During the three and six months ended June 30, 2021, $293,000 and $452,000 (2020 - $77,000 and $152,000) of compensation expense, respectively, was recorded in net loss relating to 5,374 and 19,266 (2020 - 5,068 and 14,994) DSUs granted, respectively, during the period.

During the same period, nil and 99,761 (2020 - nil and 15,156) DSUs were exercised, net of applicable taxes, which resulted in in the issuance of nil and 46,388 common shares (2020 - nil and 7,608), resulting in an impact on equity of $nil and $1,290,000 , respectively (2020 - $nil and $64,000).
As at June 30, 2021, 739,536 deferred share units were outstanding (2020 - 811,216).

(d)    Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

RSUs for common shares
At January 1, 2021	1,129,946
RSUs granted	133,196
RSU performance factor adjustment	(12,128)
RSUs exercised	(316,296)
RSUs forfeited	—
At June 30, 2021	934,718

During the three and six months ended June 30, 2021, compensation expense of $695,000 and $1,371,000, respectively, (2020 – $352,000 and $671,000) was recorded in net loss.

During the three and six months ended June 30, 2021, 2,625 and 316,296 RSUs (2020 - 29,569 and 536,799) were exercised, net of applicable taxes, which resulted in the issuance of 1,220 and 152,001 common shares (2020 - 14,843 and 277,727) resulting in an impact on equity of $25,000 and $4,285,000, respectively (2020 - $183,000 and $2,549,000).
As at June 30, 2021, 934,718 restricted share units were outstanding (2020 - 1,015,709).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2020. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Geographical markets
China	$7,940	$11,263	$12,751	$24,722
Europe	11,501	9,004	21,431	17,657
North America	4,443	3,881	7,471	4,815
Other	1,077	1,635	927	2,471
	$24,961	$25,783	$42,580	$49,665
Market application
Heavy Duty Motive	$11,024	$12,508	$17,902	$22,830
Material Handling	1,971	2,238	3,718	2,942
Back Up Power	2,819	1,250	3,573	2,496
Technology Solutions	9,147	9,787	17,387	21,397
	$24,961	$25,783	$42,580	$49,665
Timing of revenue recognition
Products transferred at a point in time	$15,272	$15,249	$24,187	$27,012
Products and services transferred over time	9,689	10,534	18,393	22,653
	$24,961	$25,783	$42,580	$49,665

16.    Other expense:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net impairment loss on trade receivables	$49	$—	$49	$—
Impairment loss allowance (note 22)	—	50	—	250
Total impairment loss on trade receivables	$49	$50	$49	$250

Restructuring costs	33	13	138	31
	$82	$63	$187	$281

Net impairment loss on trade receivables of $49,000 for the three and six months ended June 30, 2021 (2020 - $nil) relates to amounts no longer considered to be collectible. In the event that the Corporation is able to recover on an impaired trade receivable, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

During three and six months ended June 30, 2021, the Corporation recorded an impairment loss allowance on trade receivables and contract assets of $nil (2020 - $50,000 and $250,000), based on a probability-weighted estimate of credit losses (note 22).

Restructuring expense of $33,000 and $138,000 for the three and six months ended June 30, 2021, respectively, (2020 - $13,000 and $31,000) relates primarily to cost reduction initiatives.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Finance income and expense:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Employee future benefit plan expense	$(32)	$(56)	$(65)	$(112)
Pension administration expense	—	(8)	(13)	(13)
Investment and other income (note 22)	2,785	111	3,492	655
Foreign exchange gain (loss)	923	503	1,284	(122)
Government levies	(400)	—	(600)	—
Finance income and other	$3,276	$550	$4,098	$408
Finance expense	$(330)	$(316)	$(646)	$(660)

18.    Discontinued operations:

On October 14, 2020, the Corporation completed an agreement to sell the remaining UAV business assets of its subsidiary, Ballard Unmanned Systems, for gross cash proceeds of $1,000,000. Net proceeds from the sale were $988,000 after deducting for working capital adjustments and legal and other expenses, resulting in a gain on sale of these assets of $168,000.

The Ballard Unmanned Systems subsidiary has been classified and accounted for as a discontinued operation. The historic operating results of the UAV market for 2021 and 2020 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as income (loss) from discontinued operations.

Net income (loss) from discontinued operations for the three and six months ended June 30, 2021 and 2020 is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Product and service revenues	$—	$35	$—	$179
Cost of product and service revenues	—	189	—	198
Gross margin	—	(154)	—	(19)

Total operating expenses	—	(533)	164	(1,068)
Net income (loss) from discontinued operations	$—	$(687)	$164	$(1,087)

Net cash flows from discontinued operations for the three months ended June 30, 2021 and 2020 is as follows:

	Six months ended June 30,
	2021	2020
Cash used in operating activities	$(18)	$(515)
Cash provided by (used in) investing activities	—	(31)
Cash used in financing activities	—	(13)
Cash provided by (used in) discontinued operations	$(18)	$(559)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 9).

For the three and six months ended June 30, 2021, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	June 30,	December 31,
Balances with related party - Weichai Ballard JV	2021	2020
Trade and other receivables	$22,640	$17,465
Investments	26,919	27,561
Deferred revenue	3,673	4,712

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with Weichai Ballard JV	2021	2020	2021	2020
Revenues	$7,545	$11,026	$12,218	$24,437

For the three and six months ended June 30, 2021, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

	June 30,	December 31,
Balances with related party - Synergy Ballard JVCo	2021	2020
Trade and other receivables	$99	$99
Investments	—	—
Deferred revenue	24	304

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with Synergy Ballard JVCo	2021	2020	2021	2020
Revenues	$317	$214	$412	$259

20.    Supplemental disclosure of cash flow information:

	Six months ended June 30,
Non-cash financing and investing activities:	2021	2020
Compensatory shares	$698	$564

21.    Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

21.    Operating segments (cont'd):

As a result of the sale of the UAV assets of Ballard Unmanned Systems (note 18) in October 2020, the historic operating results of the UAV market for both 2020 and 2021 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as income (loss) from discontinued operations.

22.    Financial Instruments:

(a)    Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, short-term investments, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Short-term investments comprise bank accounts with terms of greater than 90 days and an investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). BPSE previously held an investment of approximately $5,000 in a Danish private company, Green Hydrogen Systems A/S which recently issued an initial public offering on the Danish stock exchange in June 2021. On June 17, 2021, BPSE received 259,551 shares in the new publicly-owned investment company (after relinquishing its shares in the previous privately-held company) initially valued at $1,681,000, resulting in investment income of $1,676,000. While held, the fair value of this investment will be re-assessed each quarter as per IFRS 9 Financial Instruments, with any gain (loss) recognized through Investment and Other Income. As at June 30, 2021, there was a further increase in the fair value of the investment of $168,000, resulting in total investment income of $1,844,000 for the three months ended June 30, 2021.

(b)    Credit risk:

IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the three and six months ended June 30, 2021, the Corporation recognized additional estimated ECL impairment losses of $nil (2020 - $50,000 and $250,000) on its net trade receivable portfolio as of June 30, 2021, using the probability of default to the higher end of the default range of 1.2% as a result of COVID-19. The loss given default is assumed to be 100% due to the Corporation's position as an unsecured creditor.

Financial assets and contract assets recognized in profit and loss of $49,000 (2020 - $250,000) were comprised of realized impairment loss recognized during the year of $49,000 (2020 - $nil) and an impairment loss allowance of $nil (2020 - $250,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

22.    Financial Instruments (cont'd):

(b)    Credit risk (cont'd):

The movement in the impairment loss allowance in respect of trade receivables and contract assets during the year was as follows.

	June 30,	December 31,
Impairment loss allowance	2021	2020
Beginning balance	$500	$250
Net measurement of loss allowance	—	250
Ending balance	$500	$500